Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports, dated November 23, 2022, with respect to the financial statements of BNY Mellon International Equity Fund, BNY Mellon Diversified Emerging Markets Fund, BNY Mellon Small/Mid Cap Growth Fund, BNY Mellon Small Cap Growth Fund, and BNY Mellon Small Cap Value Fund, each a series of BNY Mellon Investment Funds I, as of September 30, 2022, incorporated herein by reference and to the references to our firm under the headings Financial Highlights in the Prospectuses and Counsel and Independent Registered Public Accounting Firm in the Statement of Additional Information.

New York, New York January 25, 2023